Exhibit 99.1

For Immediate Release

TFI International Publishes Inaugural ESG Report

Montreal, Quebec, December 22, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the release of its inaugural Environmental, Social and Governance (“ESG”) Report. The report, prepared by TFI International’s leadership team with oversight by its Board of Directors, details TFI International’s priorities and initiatives related to environmental stewardship, social commitments, corporate governance and community service.

“Our inaugural ESG Report is a testament to our decades-long commitment to conducting business in a first-class way, with unwavering dedication to our people, our customers, and the communities we serve,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International.  “Over the years, we have fostered a deeply embedded culture of ethical behavior, inclusion, charitable giving, community involvement, environmental stewardship and strong corporate governance, which has helped drive the remarkable TFI International success story.  Central to our unique approach is the empowerment of local decision makers across our operating companies, which is not only core to our operating success, but has helped strengthen our ties with local communities across North America.  We are pleased to share this inaugural report reflecting our longstanding commitment to crucial ESG matters and look forward to further ESG reporting in the years to come.”

TFI International’s inaugural ESG Report has been prepared for the 2020 fiscal year. The Company established its ESG priorities and areas of action by conducting a broad stakeholder inquiry, relying on feedback from internal stakeholders, analysis of ESG frameworks such as the Sustainability Accounting Standards Board (SASB) standards and the United Nations Sustainable Development Goals, review of best disclosure practices, and perspectives from the investor community.

Based on this assessment, the ESG priorities identified as integral to TFI International’s operations are:

•	Environmental Impacts
•	Driver Working Conditions
•	Safety and Accident Management
•	Talent Development
•	Diversity and Inclusion
•	Business Ethics
•	Cybersecurity

The ESG report also profiles some of the actions TFI International has taken and continues to take to support its employees and communities in response to the global COVID-19 pandemic. In a period of unprecedented challenges, TFI International recognizes that the proactive incorporation of ESG considerations into its strategy and business decisions serves to both protect stakeholder interests and create shareholder value.

TFI International is committed to advancing and reporting on its ESG initiatives and progress. This report is the initial step in its formal ESG journey and an important milestone in paving the way to a successful and sustainable future for TFI International and all its stakeholders.

TFI International’s 2020 ESG Report is available on the Company’s website here.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "expects", "estimates", "projects", "believes", "anticipates", "plans", "intends", “will”, “look forward to” and similar terms and phrases. In this press release, the statements regarding the acquisition and expected financial results and future operations of the acquired business are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include without limitation: the closing of the acquisition may not occur due to failure of closing conditions, including required governmental and/or third party consents, the closing may occur but expected results of operations may not be achieved due to a variety of factors including those disclosed in our filings with Canadian regulatory authorities and the Commission. TFI disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com